UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

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10026202

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 24 2010
Washington, DC
112

SEC FILE NUMBER
8 – 67041

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

NW ADVISORS LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE ROCKEFELLER PLAZA, SUITE 1505
(No. And Street)

NEW YORK,	NY	10020
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

NAOMI WEINER (718) 407- 0366
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

5 West 37th Street, 4th Floor	NEW YORK	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

BP 3/1

OATH OR AFFIRMATION

I, NAOMI WEINER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NW ADVISORS LLC, as of DECEMBER 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

PRESIDENT & CCO

Title

Notary Public

HEIDI HOLMES NOTARY PUBLIC STATE OF WASHINGTON COMMISSION EXPIRES 01-07-2013

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NW ADVISORS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

FULVIO & ASSOCIATES, L.L.P.

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA
KENNETH S. WERNER, CPA

Certified Public Accountants

5 West 37th Street
4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT

To the Members of
NW Advisors, LLC:

We have audited the accompanying statement of financial condition of NW Advisors, LLC (the "Company") as of December 31, 2009. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of NW Advisors, LLC as of December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

Fulvio & Associates, LLP

New York, New York
February 22, 2010

NW ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Cash	$ 18,138
Prepaid Expenses	4.111
TOTAL ASSETS	$ 22,249

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accrued Expenses	$ 5,000
Total Liabilities	5,000
Member's Equity:	
Member's Equity	17,249
Total Member's Equity	17,249
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 22,249

The accompanying notes are an integral part of this financial statement.

NW ADVISORS, LLC
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2009

NOTE 1. ORGANIZATION AND OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

NW Advisors, a firm representing single strategy managers and fund of funds to a global investor base, was organized in the State of Delaware on April 12, 2005 as a Limited Liability Company and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

No provision for federal and state income taxes has been made since the company is not a taxable entity. The member is individually liable for the taxes of the Company's income or loss. The Company is liable for New York City Unincorporated Business Tax on its business operations.

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures (formerly FASB Statement 157, Fair Value measurements) bears no material effect on the financial statements as presented

NOTE 2. NET CAPITAL REQUIREMENT

The company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009 the Company had net capital as defined, of $13,138 which was $8,138 in excess of its required net capital of $5,000.

NOTE 3. C OMMITMENT:

On January 1, 2006, the Company executed an operating lease for office space which will automatically renew every 30 days unless and until either party notifies the other party of its intent to terminate the agreement. Such notification must be in writing and must be delivered at least sixty (60) days before the date that the terminating party wishes to end the agreement. For the year ended December 31, 2009, the rent expense was $12,300.

NOTE 4. SIGNIFICANT GROUP CONCENTRATION OF RISK

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in the market (market risk) or failures of the other parties to the transaction to perform (counterparty risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to the market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the customers and/or other counterparties with which it conducts business.

As of December 31, 2009, there were no customer accounts having debit balances which presented any risks nor was there any exposure with any other transaction conducted with any other broker.

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA
KENNETH S. WERNER, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

5 West 37th Street
4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

February 22, 2010

Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street, N.E.
Washington, DC 20549

RE: NW ADVISORS, LLC
CRD # 136740, SEC# 8-067041

Gentlemen:

Enclosed are the following reports pursuant to the filing requirements of Rule 17a-5 of the Securities and Exchange Commission:

1. Financial Statements and Supplementary Schedule as of December 31, 2009 and Accountants' Supplementary Report on Internal Accounting Control.

2. Statement of Financial Condition as of December 31, 2009.

It is our understanding that NW ADVISORS, LLC financial statements and supplementary schedule, which are bound separately from the annual statement of financial condition, shall be deemed confidential pursuant to the disclosure standards set forth in paragraph (e)(3) of Rule 17a-5.

Very truly yours,

Enclosures:

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA
KENNETH S. WERNER, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

5 West 37th Street
4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

February 22, 2010

Securities and Exchange Commission
New York Regional Office
3 World Financial Center, Rm. 4300
New York, NY 10281

RE: NW ADVISORS, LLC
CRD # 136740, SEC# 8-067041

Gentlemen:

Enclosed are the following reports pursuant to the filing requirements of Rule 17a-5 of the Securities and Exchange Commission:

1. Financial Statements and Supplementary Schedule as of December 31, 2009 and Accountants' Supplementary Report on Internal Accounting Control.

2. Statement of Financial Condition as of December 31, 2009.

It is our understanding that NW ADVISORS, LLC financial statements and supplementary schedule, which are bound separately from the annual statement of financial condition, shall be deemed confidential pursuant to the disclosure standards set forth in paragraph (e)(3) of Rule 17a-5.

Very truly yours,

Enclosure

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA
KENNETH S. WERNER, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

5 West 37th Street
4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

February 22, 2010

Financial Industry Regulatory Authority
9509 Key West Avenue, 5th Floor
Rockville, MD 20850
Attn: Ms. Herani Dansamo

RE: NW ADVISORS, LLC
CRD # 136740, SEC# 8-067041

Dear Ms. Dansamo:

Enclosed are the following reports pursuant to the filing requirements of Rule 17a-5 of the Securities and Exchange Commission:

1. Financial Statements and Supplementary Schedule as of December 31, 2009 and Accountants' Supplementary Report on Internal Accounting Control.
2. Statement of Financial Condition as of December 31, 2009.

It is our understanding that NW ADVISORS, LLC financial statements and supplementary schedule, which are bound separately from the annual statement of financial condition, shall be deemed confidential pursuant to the disclosure standards set forth in paragraph (e)(3) of Rule 17a-5.

Very truly yours,

Enclosures

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA
KENNETH S. WERNER, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

5 West 37th Street
4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

February 22, 2010

RE: NW ADVISORS, LLC
CRD # 136740, SEC# 8-067041

Gentlemen:

Enclosed are the following reports pursuant to the filing requirements of Rule 17a-5 of the Securities and Exchange Commission:

1. Financial Statements and Supplementary Schedule as of December 31, 2009 and Accountants' Supplementary Report on Internal Accounting Control.

2. Statement of Financial Condition as of December 31, 2009.

It is our understanding that NW ADVISORS, LLC financial statements and supplementary schedule, which are bound separately from the annual statement of financial condition, shall be deemed confidential pursuant to the disclosure standards set forth in paragraph (e)(3) of Rule 17a-5.

Very truly yours,

Enclosures